WeFunder email templates

Title: How Your Investment Empowers the Community

Dear PuffCuff Family,

Two weeks ago, we shared an exciting opportunity to not only support but become a part of PuffCuff's future. Today, we want to emphasize the real impact your investment has on our community.

Investing in PuffCuff isn't just about financial returns; it's about empowering a movement that champions diversity, innovation, and the beauty of natural hair. Each investment helps us to develop new products, expand our reach, and continue our mission to serve the textured hair community worldwide.

We're on a mission to reach our next goal of $250,000 by April 29, and every $250 investment brings us closer. Let's continue to grow together, not just as a brand but as a community that stands for more.

Click here to invest $250 because we can and should own the products we use.

Thank you for considering joining us on this journey.

Take care, be blessed and be a blessing,
Ceata

Title: Own stake in PuffCuff

Hey there,

PuffCuff was created out of a need to style my textured hair comfortably when stores seemed to only provide products for straight hair. I wondered whether stores even cared about my needs since I didn't fit into their "ideal" customer archetype.

But the answer was, no — they didn't care.

It was then that the light switched on. I could finally see what what was right in front of my face my entire life — my God-given naturally curly hair is not a commodity for industry giants like Goody or Scunci (the two providers of almost all hair styling tools). That's why I designed a tool for me and MY hair.

But then...

HE told me, "Ceata, this is not just for you. This is bigger than your mind could ever imagine. Trust ME."

It's now been ten years, and because of you, PuffCuff is known around the world. You told your friends. You told your family. You took to social media saying PuffCuff is a "game changer" and a "lifesaver."

Because of you, we're available at Sally Beauty, TJ Maxx, Marshall's, Amazon, Target, and FAIRE.

Because of you, we've sold over 760,000 units, retailed in 80+ countries, and have 188,000+ D2C customers.

You should own a share of the company you helped to excel, and one that has only scratched the surface of what it can achieve.

That's why we've partnered with Wefunder, the #1 crowdfunding platform, to give you the opportunity

to invest in us. Unlike Kickstarter, where you're donating to a company, Wefunder allows everyday people to become official investors – meaning in the event of PuffCuff's acquisition or IPO, you get a return, like a VC would.

Click here to invest $250 because we can and should own the products we use.

PuffCuff is for the people; you should financially share in its success. Because HE said PuffCuff is not just for me.

Ceata
Founder, Inventor & CEO of PuffCuff

Title: Investment Opportunity with PufCuff

Hey Fam,

I wanted to reach out to you about this opportunity. Our business is poised for growth, with a plan to build and transition within six years, focusing on generating and circulating black wealth.

Before we go public with our investment round in two weeks, we are offering an exclusive **20% discount to close friends and family willing to invest between $1,000 and $5,000**. Once we open to the public, this discount will drop to 15%. Here's the link to our campaign page. There, you'll be able to find out all that we've accomplished and plans for the future.

Let's have a real talk about this soon. I've also attached a doc that explains how the SAFE works. Your involvement would mean a great deal.

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.